SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                         (SUPPLEMENTARY STATEMENT ONLY)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

     1. Name and business address of person filing statement.

          See attached Exhibit A

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

          None.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Mirant   Corporation   (formerly   Southern  Energy,   Inc.)  and  its
          subsidiaries (subsidiaries of Southern Company until April 2, 2001).

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Members of management at Mirant Corporation during the applicable time period.

     5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

              Salary or other
              compensations
Name of       received          to be       Person or company from whom received
recipient                       received    or to be received
              (a)               (b)
See attached Exhibit B          N/A         Mirant Services, LLC (formerly
                                            Southern Energy Resources, Inc.)

          (b) Basis for compensation if other than salary. N/A

     6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a) Total amount of routine expenses charged to client: See attached Exhibit C

           (b) Itemized list of all other expenses:  N/A


Date     January 29, 2003                   (Signed)
     --------------------

                                                    /S/ Glenn E. Camus
                                                    /S/ Joseph P. Catasein
                                                    /S/ Anne M. Cleary
                                                    /S/ John Edward Dorsett, Jr.
                                                    /S/ Peter D. Fuller
                                                    /S/ Randy E. Harrison
                                                    /S/ Robert W. Lewis
                                                    /S/ Raymond G. Long
                                                    /S/ Martin A. Matijasich
                                                    /S/ Douglas L. Miller
                                                    /S/ J. Rob Minter
                                                    /S/ Gary J. Morsches
                                                    /S/ Sean P. Murphy
                                                    /S/ John O'Neal
                                                    /S/ William T. Orr
                                                    /S/ Jeffrey R. Perry
                                                    /S/ Kimberly J. Randle

                                                      EXHIBIT A

Name and business address of persons filing statements:

Glenn E. Camus, 1111 Louisiana Street, Houston, TX 77002
Joseph P. Catasein, 9755 Huntcliff Trace, Dunwoody, GA 30350
Anne M. Cleary, 1155 Perimeter Center West, Atlanta, GA 30338
John Edward Dorsett, Jr., 1155 Perimeter Center West, Atlanta, GA 30338 Peter D. Fuller, 1155 Perimeter Center West, Atlanta, GA 30338
Randy E. Harrison, 240 Slayton Circle, Roswell, GA 30075
Robert W. Lewis, 595 Heyward Circle, Marietta, GA 30064
Raymond G. Long, 1155 Perimeter Center West, Atlanta, GA 30338
Martin A. Matijasich, 1155 Perimeter Center West, Atlanta, GA 30338 Douglas L. Miller, 1155 Perimeter Center West, Atlanta, GA 30338
J. Rob Minter, 137 Hills Bridge Rd, Fayetteville, GA 30215
Gary J. Morsches, 1013 Kettering Place, Alpharetta, GA 30022
Sean P. Murphy, 1155 Perimeter Center West, Atlanta, GA 30338
John O'Neal, 1155 Perimeter Center West, Atlanta, GA 30338
William T. Orr, 4024 Hamilton Mill Place, Buford, GA 30519
Jeffrey R. Perry, 1155 Perimeter Center West, Atlanta, GA 30338
Kimberly J. Randle, 4568 Village Drive, Dunwoody, GA 30338


                                                      EXHIBIT B

5. (a)  Compensation received during the prior reporting period

                                            Salary or other
                                            compensations
Name of                                     received
recipient
                                            (a)
Glenn E. Camus                              Being filed pursuant to Rule 104
Joseph P. Catasein                          Being filed pursuant to Rule 104
Anne M. Cleary                              Being filed pursuant to Rule 104
John Edward Dorsett, Jr.                    Being filed pursuant to Rule 104
Peter D. Fuller                             $0 (approx.)
Randy E. Harrison                           Being filed pursuant to Rule 104
Robert W. Lewis                             Being filed pursuant to Rule 104
Raymond G. Long                             Being filed pursuant to Rule 104
Martin A. Matijasich                        Being filed pursuant to Rule 104
Douglas L. Miller                           Being filed pursuant to Rule 104
J. Rob Minter                               Being filed pursuant to Rule 104
Gary J. Morsches                            $0 (approx.)
Sean P. Murphy                              Being filed pursuant to Rule 104
John O'Neal                                 $0 (approx.)
William T. Orr                              Being filed pursuant to Rule 104
Jeffrey R. Perry                            $0 (approx.)
Kimberly J. Randle                          Being filed pursuant to Rule 104


                                                      EXHIBIT C


     6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)      Total amount of routine expenses charged to client:

Name                                        Amount

Glenn E. Camus                              None
Joseph P. Catasein                          None
Anne M. Cleary                              $8,000 (approx.)
John Edward Dorsett, Jr.                    None
Peter D. Fuller                             None
Randy E. Harrison                           None
Robert W. Lewis                             None
Raymond G. Long                             None
Martin A. Matijasich                        None
Douglas L. Miller                           None
J. Rob Minter                               $22,400 (approx.)
Gary J. Morsches                            None
Sean P. Murphy                              $1,000 (approx.)
John O'Neal                                 None
William T. Orr                              None
Jeffrey R. Perry                            None
Kimberly J. Randle                          $15,000 (approx.)